UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ooma, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

683416101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683416101

1	Names of Reporting Persons Eric B. Stang
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,237,000[1]
	6	Shared Voting Power - 0 -
	7	Sole Dispositive Power 1,237,000
	8	Shared Dispositive Power - 0 -
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,000
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.17%
12	Type of Reporting Person (See Instructions) IN
[1]		Includes 334,063 shares issuable upon exercise of options within 60 days after December 31, 2021.

Item 1.	(a) Name of Issuer:

Ooma, Inc.

(b) Address of Issuer’s Principal Executive Offices:

525 Almanor Avenue, Suite 200, Sunnyvale, CA 94085

Item 2.	(a) Name of Person Filing:

Eric B. Stang

(b) Address of Principal Business Office or, if None, Residence:

525 Almanor Avenue, Suite 200, Sunnyvale, CA 94085

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Stock, par value $0.0001

(e) CUSIP No.:

683416101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable
Item 4.	Ownership
(a)	Amount Beneficially Owned:

1,237,000 shares of common stock. This amount includes: (i) 334,063 shares issuable upon exercise of options within 60 days after December 31, 2021, and (ii) 902,937 shares held by Eric B. Stang and Pamela Stang, as trustees of UA 09/02/2004 Stang Family Trust.

(b)	Percent of Class:

The common stock represents approximately 5.17% of the Issuer’s common stock, based on 23,918,046 issued and outstanding shares of common stock of the Issuer as of December 31, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	1,237,000

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	1,237,000

(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a) Not applicable.

(b) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIC B. STANG

January 31, 2022
Date

/s/ Eric Stang
Signature